UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Jones Lang Lasalle Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

48020Q107
(CUSIP Number)

June 8, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48020Q107                 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Generation Investment Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,971

	6	SHARED VOTING POWER
3,479,786

	7	SOLE DISPOSITIVE POWER
24,971

	8	SHARED DISPOSITIVE POWER
3,479,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,504,757

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 48020Q107                 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Generation Investment Management US LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,679,800

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,679,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,679,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.71%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 48020Q107                 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Generation IM Fund plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
999,717

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
999,717

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
999,717

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.21%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 48020Q107                 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Generation IM Global Equity Fund LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
739,564

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
739,564

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
739,564

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1(a).	Name of Issuer:

Jones Lang Lasalle, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 East Randolph Drive, Chicago, IL 60601 USA

Item 2(a).	Name of Persons Filing:

Generation Investment Management LLP;
Generation Investment Management US LLP;
Generation IM Fund plc; and
Generation IM Global Equity Fund LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Generation Investment Management LLP: 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.
Generation Investment Management US LLP: One Bryant Park, 48th Floor, New York, NY 10036.
Generation IM Fund plc: Georges Court, 54-62 Townsend Street, Dublin 2, Ireland
Generation IM Global Equity Fund LLC: c/o One Bryant Park, 48th Floor, New York, NY 10036.

Item 2(c).	Citizenship:

Generation Investment Management LLP – England and Wales
Generation Investment Management US LLP - Delaware
Generation IM Fund plc - Ireland
Generation IM Global Equity Fund LLC - Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

48020Q107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a).	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c).	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e).	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f).	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).	[ ]	A non- U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k).	[_]	A group, provided that all the members are persons specified with Rule 13d-1(b)(1)(ii)(A) through (J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response(s) to Item 9 on the attached cover pages.

(b)	Percent of Class:

See the response(s) to Item 11 on the attached cover pages.

(c).	Number of shares as to which such person has:

	(i).	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover pages.
	(ii).	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover pages.
	(iii).	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover pages.
	(iv).	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.
Item 8.	Identification and Classification of Members of the Group.

Not applicable.
Item 9.	Notice of Dissolution of Group.

Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

GENERATION INVESTMENT MANAGEMENT LLP

By:	/s/ Alexander Marshall
	Name:	Alexander Marshall
	Title:	General Counsel & Chief Compliance Officer

GENERATION INVESTMENT MANAGEMENT US LLP

By: Generation Investment Management Services LLC Its: Partner

By:	/s/ Peter Harris
	Name:	Peter Harris

GENERATION IM FUND PLC

By:	/s/ Peter Harris
	Name:	Peter Harris
	Title:	Director

GENERATION IM GLOBAL EQUITY FUND LLC

By:	/s/ Peter Harris
	Name:	Peter Harris

INDEX TO EXHIBITS
Exhibit No.	Exhibit

99.1	Joint Filing Agreement